Exhibit 3.1.1

4.3           Redemption.  The Company shall have the right but not the obligation to redeem the Capital Units of a Member or a Person who beneficially holds Capital Units upon any of the following occurrences:

(a)           The failure of a Person who becomes the beneficial holder of Capital Units to comply with Section 4.1 of this Operating Agreement and become a Member within a 12-month period following the date that the Person became a beneficial holder of the Capital Units.

(b)           Breach of the Member’s grain delivery agreement or distiller’s grain purchase agreement and failure to cure such breach subsequent to the giving of written notice by the Company as provided therein.

(c)           The Member becomes a Bankrupt Member and the Company is not able to sell its Capital Units within 240 days through the Capital Units Transfer System.

(d)           The Member requests redemption of his or her Capital Unit upon written notice to the Board of Managers at least 60 days prior to the date of the redemption.  The Board, in its sole discretion, shall determine whether to redeem such Capital Units and the Board is under no obligation to redeem any Capital Units of any Member who so requests.  Any redemption pursuant to this section (d) shall be subject to a determination by the Board, in its sole discretion, that such redemption shall not cause the Company to be deemed a publicly traded partnership, and such redemption shall be affected in accordance with this Operating Agreement, the Code and the applicable Treasury Regulations.

If the Company exercises its right to redeem a Member’s Capital Units pursuant to (a) or (b) above, upon receipt of such Member’s Capital Unit certificate, the Company shall pay to such Member 10% of the price at which such Capital Units were originally offered for sale by the Company.   If the Company exercises its right to redeem a Member’s Capital Units pursuant to (c) above, upon receipt of such Member’s Capital Unit certificate, the Company shall pay to such Bankrupt Member ninety percent (90%) of the fair market value for such Bankrupt Member’s Capital Units.  “Fair Market Value,” for purposes of this Section 4.3, shall mean the value of such Bankrupt Member’s Capital Units determined by an appraisal made by an independent professional business appraiser jointly selected by the Company and the Bankrupt Member.   In addition, the Company shall have the right to retain all amounts of such Member’s previously contributed Committed Capital or other capital as liquidated damages upon breach of the Member’s obligation to pay any outstanding balance of its Committed Capital or other capital pursuant to such Member’s promissory note with respect to payment for such Capital Units.  Upon redemption, any grain delivery agreement, distiller’s grain purchase agreement or promissory note of such Member relating to such Capital Units shall become null and void.  Nothing in this section shall be interpreted to limit or prevent the Company from seeking any legal or equitable relief that would otherwise be available to the Company.  The Members agree that the Company’s redemption rights and the right to retain all amounts of a Member’s previously contributed Committed Capital or other capital under this section are fair and reasonable means of protecting the interests of the Members and the Company.